UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the year ended December 31, 1998


                                       OR


       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from __________ to __________.



                        Commission File Number 333-27701



                    A. UDS 401(k) Retirement Savings Plan

                    B. Ultramar Diamond Shamrock Corporation
                       6000 North Loop 1604
                       San Antonio, TX 78249-1112

                       UDS 401(k) RETIREMENT SAVINGS PLAN
            Index to Financial Statements and Supplemental Schedules
                           December 31, 1998 and 1997


                                                                           Page

Report of Independent Public Accountants..................................    3

Financial Statements:

  Statement of Net Assets Available for Plan Benefits with Fund
    Information as of December 31, 1998...................................    4

  Statement of Net Assets Available for Plan Benefits with Fund
    Information as of December 31, 1997...................................    7

  Statement of Changes in Net Assets Available for Plan Benefits with
    Fund Information for the Year Ended December 31, 1998.................    9

  Notes to Financial Statements...........................................   15

Supplemental Schedules:

  Schedule I - Line 27a - Schedule of Assets Held for Investment
    Purposes as of December 31, 1998......................................   23

  Schedule II - Line 27b - Schedule of Loans or Fixed Income
    Obligations as of December 31, 1998....................................  24

  Schedule III - Line 27d - Schedule of Reportable Transactions
    for the Year Ended December 31, 1998..................................   25

  Schedule IV - Line 27e - Schedule of Nonexempt Transactions
    for the Year Ended December 31, 1998..................................   29

Signature.................................................................   30

Consent of Independent Public Accountants.................................   31

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of the
UDS 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the UDS 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 included as Schedule I, loans or fixed income obligations as of December 31, 1998 included as Schedule II, reportable transactions for the year ended December 31, 1998 included as
Schedule III, and nonexempt transactions for the year ended December 31, 1998 included as Schedule IV are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
June 25, 1999

                       UDS 401(k) RETIREMENT SAVINGS PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1998


                                                         Vanguard        Vanguard       Vanguard        Vanguard         Vanguard
                                                        500 Index     International  International     Long Term         PRIMECAP
                                                          Fund         Growth Fund     Value Fund    Corporate Fund        Fund
                                                        ---------     -------------  -------------   --------------      --------
Assets
Investments, at fair value:
  Registered investment companies                      $20,240,168      $1,632,828      $781,985       $2,629,504      $23,299,306
  Collective trust                                              --              --            --               --               --
  Self-directed investments                                     --              --            --               --               --
  Ultramar Diamond Shamrock Corporation
      Common Stock                                              --              --            --               --               --
  Participant loans                                             --              --            --               --               --

                                                        20,240,168       1,632,828       781,985        2,629,504       23,299,306
                                                       -----------      ----------       -------       ----------      -----------

Contributions receivable:
  Employer                                                  91,427           6,842         4,465           10,592          102,335
  Employee                                                 310,675          19,175        21,467           40,298          354,201
                                                       -----------      ----------      --------       ----------      -----------
                                                           402,102          26,017        25,932           50,890          456,536
                                                       -----------      ----------      --------       ----------      -----------

Net assets available for plan benefits                 $20,642,270      $1,658,845      $807,917       $2,680,394      $23,755,842
                                                       ===========      ==========      ========       ==========      ===========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                                DECEMBER 31, 1998


                                                          Vanguard         Vanguard        Vanguard          Vanguard     Vanguard
                                                      Total Bond Market   U.S. Growth     Wellington        Windsor II  Money Market
                                                         Index Fund          Fund            Fund              Fund       Reserves
                                                      -----------------   -----------     ----------        ----------  ------------
Assets
Investments, at fair value:
  Registered investment companies                        $3,752,337       $8,827,344      $30,377,371      $ 9,964,561    $     --
  Collective trust                                               --               --               --               --          --
  Self-directed investments                                      --               --               --               --          --
  Ultramar Diamond Shamrock Corporation
      Common Stock                                               --               --               --               --          --
  Participant loans                                              --               --               --               --          --
                                                          3,752,337        8,827,344       30,377,371        9,964,561          --
                                                         ----------       ----------      -----------       ----------      ------

Contributions receivable:
  Employer                                                   11,157           48,331          115,824           41,016          --
  Employee                                                   35,449          172,582          365,311          118,990          --
                                                         ----------       ----------      -----------       ----------      ------
                                                             46,606          220,913          481,135          160,006          --
                                                         ----------       ----------      -----------       ----------      ------

Net assets available for plan benefits                   $3,798,943       $9,048,257      $30,858,506      $10,124,567    $     --
                                                         ==========       ==========      ===========       ==========      ======

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                                DECEMBER 31, 1998

                                                                                                        Ultramar
                                                                                                        Diamond
                                                                                                        Shamrock
                                                          Vanguard                         Self-       Corporation
                                                         Retirement      Participant     Directed      Common Stock
                                                        Savings Trust       Loans       Investments       Fund             Total
                                                        -------------    -----------    -----------    ------------        ------
Assets
Investments, at fair value:
  Registered investment companies                        $        --      $       --      $    --                       $101,505,404
  Collective trust                                        26,074,686              --           --              --         26,074,686
  Self-directed investments                                       --             --       $64,831              --             64,831
  Ultramar Diamond Shamrock Corporation
      Common Stock                                                --              --           --       8,460,398          8,460,398
  Participant loans                                               --       5,055,048           --              --          5,055,048
                                                          ----------       ---------      -------       ---------       ------------
                                                          26,074,686       5,055,048       64,831       8,460,398        141,160,367
                                                          ----------       ---------      -------      ----------       ------------
Contributions receivable:
  Employer                                                   114,702              --           --          39,083            585,774
  Employee                                                   320,559              --           --          60,231          1,818,938
                                                         -----------      ----------      -------      ----------       ------------
                                                             435,261              --           --          99,314          2,404,712
                                                         -----------      ----------      -------      ----------       ------------

Net assets available for plan benefits                   $26,509,947      $5,055,048      $64,831      $8,559,712       $143,565,079
                                                         ===========      ==========      =======      ==========       ============

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                                            Participant Directed
                                          -----------------------------------------------------------------------------------------
                                                                        Vanguard
                                           Vanguard       Vanguard      Long Term      Vanguard     Vanguard       Vanguard
                                           500 Index    International   Corporate     U.S. Growth  Wellington    Money Market
                                             Fund        Value Fund       Fund           Fund         Fund         Reserves
                                          ----------    -------------   ---------     -----------  ----------    ------------
Assets
Investments, at fair value:
  Registered investment companies         $13,773,480     $793,823      $1,509,450    $3,146,825   $10,737,932   $5,347,974
  Collective trust                                 --           --              --            --            --           --
  Self-directed investments
  Ultramar Diamond Shamrock Corporation
    Common Stock                                   --           --              --            --            --           --
  Participant loans                                --           --              --            --            --           --
                                          -----------     --------      ----------    ----------   -----------   ----------
                                           13,773,480      793,823       1,509,450     3,146,825    10,737,932    5,347,974
                                          -----------     --------      ----------    ----------   -----------   ----------

Contributions receivable:
  Employer                                     26,097        2,281           3,063         7,945        19,021       16,365
  Employee                                     95,946        9,740          11,474        30,399        70,521       47,321
                                          -----------     --------      ----------    ----------   -----------   ----------
                                              122,043       12,021          14,537        38,344        89,542       63,686
                                          -----------     --------      ----------    ----------   -----------   -----------

Net assets available for plan benefits    $13,895,523     $805,844      $1,523,987    $3,185,169   $10,827,474   $5,411,660
                                          ===========     ========      ==========    ==========   ===========   ==========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                                DECEMBER 31, 1997

                                              Participant Directed                          Non-Participant Directed
                                           ---------------------------                      ------------------------
                                             Vanguard                                          Ultramar Diamond
                                            Retirement     Participant     Self-Directed      Shamrock Corporation
                                           Savings Trust      Loans         Investments        Common Stock Fund           Total
                                           -------------   -----------     -------------      --------------------         -----
Assets
Investments, at fair value:
  Registered investment companies          $       --      $       --        $     --              $     --              $35,309,484
  Collective trust                          2,133,200              --              --                    --                2,133,200
  Self-directed investments                        --              --         351,808                    --                  351,808
  Ultramar Diamond Shamrock Corporation
    Common Stock                                   --              --              --               366,669                  366,669
  Participant loans                                --       2,625,887              --                    --                2,625,887
                                           ----------       ---------        --------              --------              -----------
                                            2,133,200       2,625,887         351,808               366,669               40,787,048
                                           ----------       ---------        --------              --------               ----------
Contributions receivable:
  Employer                                      2,004              --              --                 7,889                   84,665
  Employee                                      6,830              --              --                    --                  272,231
                                           ----------      ----------        --------              --------             ------------
                                                8,834              --              --                 7,889                  356,896
                                           ----------      ----------        --------              --------              -----------

Net assets available for plan benefits     $2,142,034      $2,625,887        $351,808              $374,558              $41,143,944
                                           ==========      ==========        ========              ========               ==========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                      Vanguard      Vanguard        Vanguard        Vanguard         Vanguard
                                                      500 Index   International   International     Long Term        PRIMECAP
                                                        Fund       Growth Fund     Value Fund     Corporate Fund       Fund
                                                     -----------  -------------   -------------   --------------     --------
Additions to net assets:
  Investment income:
    Interest and dividend income                     $   293,579   $   32,746       $ 56,838       $  158,133      $   754,378
    Net realized gain (loss) on sale of investments    1,756,669      (33,250)       113,649          (18,723)        (289,605)
    Net unrealized appreciation (depreciation)
      in fair value of investments                     1,962,415       28,130        (31,831)          14,094        2,043,013
                                                     -----------   ----------        -------       ----------      -----------
                                                       4,012,663       27,626        138,656          153,504        2,507,786
                                                     -----------   ----------        -------       ----------      -----------
  Contributions:
    Employer                                             555,245       53,966         24,445           56,234          619,303
    Employee                                           1,703,628      150,947        111,269          197,090        1,657,127
                                                     -----------   ----------        -------       ----------      -----------
                                                       2,258,873      204,913        135,714          253,324        2,276,430
                                                     -----------   ----------        -------       ----------      -----------

Asset transfers in from other plans                      318,974    1,589,056         51,422           34,622       17,681,820
                                                     -----------   ----------       --------       ----------      -----------

Total additions                                        6,590,510    1,821,595        325,792          441,450       22,466,036
                                                     -----------   ----------        -------       ----------      -----------

Deductions from net assets:
  Benefits paid to participants                        1,615,997      309,537         66,549          439,008        4,442,507
                                                     -----------   ----------       --------       ----------      ----------

Interfund transfers                                    1,772,234      146,787       (257,170)       1,153,965        5,732,313
                                                     -----------   ----------        -------       ----------      ----------

Net increase (decrease) in net assets
  available for plan benefits                          6,746,747    1,658,845          2,073        1,156,407      23,755,842

Net assets available for plan benefits:
  Beginning of year                                   13,895,523           --        805,844        1,523,987               --
                                                     -----------   ----------        -------       ----------      -----------
  End of year                                        $20,642,270   $1,658,845       $807,917       $2,680,394      $23,755,842
                                                     ===========   ==========       ========       ==========      ==========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                       Vanguard
                                                      Total Bond    Vanguard     Vanguard        Vanguard         Vanguard
                                                        Market     U.S. Growth  Wellington      Windsor II      Money Market
                                                      Index Fund      Fund         Fund            Fund           Reserves
                                                      ----------   -----------  ----------      ----------      ------------
Additions to net assets:
  Investment income:
    Interest and dividend income                      $  163,282   $  528,568   $ 3,242,277     $ 1,016,205      $   77,622
    Net realized gain (loss) on sale of investments       20,650      506,042       570,746        (220,620)             --
    Net unrealized appreciation (depreciation)
      in fair value of investments                        40,050      797,597    (1,937,414)       (656,596)             --
                                                      ----------   ----------   -----------     -----------      ----------
                                                         223,982    1,832,207     1,875,609         138,989          77,622
                                                      ----------   ----------   -----------     -----------      ----------
  Contributions:
    Employer                                              56,232      280,062       847,372         291,680          34,779
    Employee                                             164,224      892,690     2,221,758         860,588          86,922
                                                      ----------   ----------   -----------     -----------      ----------
                                                         220,456    1,172,752     3,069,130       1,152,268         121,701
                                                      ----------   ----------   -----------     -----------      ----------

Asset transfers in from other plans                    3,129,317      303,666    12,450,981       7,099,578
                                                      ----------   ----------   -----------     -----------      ----------

Total additions                                        3,573,755    3,308,625    17,395,720       8,390,835         199,323
                                                      ----------   ----------   -----------     -----------      ----------

Deductions from net assets:
  Benefits paid to participants                          959,625      442,335     3,758,625       1,358,024         401,173
                                                      ----------   ----------   -----------     -----------      ----------

Interfund transfers                                    1,184,813    2,996,798     6,393,937       3,091,756      (5,209,810)
                                                      ----------    ---------   -----------     -----------      ----------

Net increase (decrease) in net assets
  available for plan benefits                          3,798,943    5,863,088    20,031,032      10,124,567      (5,411,660)

Net assets available for plan benefits:
  Beginning of year                                           --    3,185,169    10,827,474              --       5,411,660
                                                      ----------   ----------   -----------     -----------      ----------
  End of year                                         $3,798,943   $9,048,257   $30,858,506     $10,124,567      $       --
                                                      ==========   ==========   ===========     ===========      ==========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                         CIGNA           CIGNA         CIGNA         CIGNA         CIGNA
                                                      Fixed Income    Lifetime 20   Lifetime 30    Lifetime 40   Lifetime 50
                                                        Account          Fund          Fund           Fund          Fund
                                                      ------------    -----------   -----------    -----------   -----------
Additions to net assets:
  Investment income:
    Interest and dividend income                      $   191,363      $      --     $      --      $     --      $     --
    Net realized gain (loss) on sale of investments            --         24,112        30,431        27,165        12,942
    Net unrealized appreciation (depreciation)
      in fair value of investments                             --             --            --            --            --
                                                      -----------      ---------     ---------      --------      --------
                                                          191,363         24,112        30,431        27,165        12,942
                                                      -----------      ---------     ---------      --------      --------

  Contributions:
    Employer                                              153,651          7,802         9,990         8,277         3,737
    Employee                                              356,805        15,573         22,087        20,058        10,948
                                                      -----------      ---------     ---------      --------      --------
                                                          510,456         23,375        32,077        28,335        14,685
                                                      -----------      ---------     ---------      --------      --------

Asset transfers in from other plans                    11,965,900        231,968       321,255       310,479       162,733
                                                      -----------      ---------     ---------      --------      --------

Total additions                                        12,667,719        279,455       383,763       365,979       190,360
                                                      -----------      ---------     ---------      --------      --------

Deductions from net assets:
  Benefits paid to participants                           477,113          4,913         4,990         5,287           115
                                                      -----------      ---------     ---------      --------      --------

Interfund transfers                                   (12,190,606)     (274,542)     (378,773)      (360,692)     (190,245)
                                                      -----------      ---------     ---------      --------      --------

Net increase (decrease) in net assets
  available for plan benefits                                  --             --            --            --            --

Net assets available for plan benefits:
  Beginning of year                                            --             --            --            --            --
                                                      -----------      ---------     ---------      --------      --------
  End of year                                         $        --      $      --     $      --      $     --      $     --
                                                      ===========      =========     =========      ========      ========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                Fidelity      Fidelity          Fidelity
                                                                                Advisor        Advisor          Advisor
                                                       CIGNA       CIGNA       Income and      Growth           Strategic
                                                    Lifetime 60   Balanced       Growth     Opportunities     Opportunities
                                                       Fund       Account        Account       Account           Account
                                                    -----------   --------     ----------   -------------     -------------
Additions to net assets:
  Investment income:
    Interest and dividend income                      $    --     $     --     $       --     $       --       $       --
    Net realized gain (loss) on sale of investments     1,638       13,401        486,726        446,491          447,708
    Net unrealized appreciation (depreciation)
      in fair value of investments                         --           --             --             --               --
                                                      -------     --------     ----------     ----------       ----------
                                                        1,638       13,401        486,726        446,491          447,708
                                                      -------     --------     ----------     ----------       ----------

  Contributions:
    Employer                                            1,481        6,558         73,819         69,575           47,644
    Employee                                            3,743        7,752        130,558        154,841           86,950
                                                      -------     --------     ----------     ----------       ----------
                                                        5,224       14,310        204,377        224,416          134,594
                                                      -------     --------     ----------     ----------       ----------

Asset transfers in from other plans                    30,239      154,052      5,970,116      4,465,650        3,362,638
                                                      -------     --------     ----------     ----------       ----------

Total additions                                        37,101      181,763      6,661,219      5,136,557        3,944,940
                                                      -------     --------     ----------     ----------       ----------

Deductions from net assets:
  Benefits paid to participants                            71        1,626        163,375         49,812           79,490
                                                      -------     --------     ----------     ----------       ----------

Interfund transfers                                   (37,030)    (180,137)    (6,497,844)    (5,086,745)      (3,865,450)
                                                      -------     --------     ----------     ----------       ----------

Net increase (decrease) in net assets
  available for plan benefits                              --           --             --             --               --

Net assets available for plan benefits:
  Beginning of year                                        --           --             --             --               --
                                                      -------     --------     ----------     ----------       ----------
  End of year                                         $    --     $     --     $       --     $       --       $       --
                                                      =======     ========     ==========     ==========       ==========

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                              Warburg        Warburg        CIGNA
                                                                  INVESCO     Twentieth       Pincus          Pincus        Stock
                                                                Industrial     Century       Emerging     International    Market
                                                                  Income        Ultra         Growth          Equity        Index
                                                                  Account      Account        Account         Account      Account
                                                                ----------    ----------     ----------    -------------   -------
Additions to net assets:
  Investment income:
    Interest and dividend income                                 $      -     $        -     $        -     $      -     $        -
    Net realized gain (loss) on sale of investments                33,057        217,680        280,040       32,175        152,344
    Net unrealized appreciation (depreciation)
      in fair value of investments                                     --             --             --           --             --
                                                                 --------     ----------     ----------     --------     ----------
                                                                   33,057        217,680        280,040       32,175        152,344
                                                                 --------     ----------     ----------     --------     ----------
  Contributions:
    Employer                                                        7,112         29,092         31,110        6,046         21,611
    Employee                                                       17,235         66,047         59,163       14,049         54,099
                                                                 --------     ----------     ----------     --------     ----------
                                                                   24,347         95,139         90,273       20,095         75,710
                                                                 --------     ----------     ----------     --------     ----------

Asset transfers in from other plans                               353,566      1,388,073      2,297,049      356,165      1,081,413
                                                                 --------     ----------     ----------     --------     ----------

Total additions                                                   410,970      1,700,892      2,667,362      408,435      1,309,467
                                                                 --------     ----------     ----------     --------     ----------

Deductions from net assets:
  Benefits paid to participants                                     1,042          6,335         58,090          847           (250)
                                                                 --------     ----------     ----------     --------     ----------

Interfund transfers                                              (409,928)    (1,694,557)    (2,609,272)    (407,588)    (1,309,717)
                                                                 --------     ----------     ----------     --------     ----------
Net increase (decrease) in net assets
  available for plan benefits                                          --             --             --           --             --

Net assets available for plan benefits:
  Beginning of year                                                    --             --             --           --             --
                                                                 --------     ----------     ----------     --------     ----------
  End of year                                                    $     --     $       --     $       --     $     --     $       --
                                                                 ========     ==========     ==========     ========     ==========

The accompanying notes are an integral part of this financial statement.

                                                  UDS 401(k) RETIREMENT SAVINGS PLAN
                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (Continued)
                                                 FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                        Ultramar
                                                                                                        Diamond
                                                                                                        Shamrock
                                                                                                       Corporation
                                                             Vanguard                                    Common
                                                            Retirement   Participant    Self-Directed    Stock
                                                          Savings Trust     Loans        Investments      Fund            Total
                                                          -------------  -----------    -------------  -----------        ------

Additions to net assets:
  Investment income:
    Interest and dividend income                            $ 1,293,376   $  382,915      $  4,074     $   316,037        8,511,393
    Net realized gain (loss) on sale of investments                  --           --        (1,259)       (637,920)       3,972,289
    Net unrealized appreciation (depreciation)
      in fair value of investments                                   --           --         6,905      (3,087,739)        (821,376)
                                                            -----------   ----------      --------      ----------     ------------
                                                              1,293,376      382,915         9,720      (3,409,622)      11,662,306
                                                            -----------   ----------      --------      ----------     ------------
  Contributions:
    Employer                                                    824,660           --            --         297,171        4,418,654
    Employee                                                  1,994,088           --            --         506,867       11,567,106
                                                            -----------   ----------      --------      ----------     ------------
                                                              2,818,748           --            --         804,038       15,985,760
                                                            -----------   ----------      --------      ----------     ------------

Asset transfers in from other plans                           8,816,490    2,710,659            --      12,081,038       98,718,919
                                                            -----------   ----------      --------      ----------     ------------

Total additions                                              12,928,614    3,093,574         9,720       9,475,454      126,366,985
                                                            -----------   ----------      --------     -----------     ------------

Deductions from net assets:
  Benefits paid to participants                               6,857,098      664,413       296,697       1,481,406       23,945,850
                                                            -----------   ----------      --------     -----------     ------------

Interfund transfers                                          18,296,397           --            --         191,106               --
                                                            -----------   ----------      --------     -----------     ------------

Net increase (decrease) in net assets
  available for plan benefits                                24,367,913    2,429,161      (286,977)      8,185,154      102,421,135

Net assets available for plan benefits:
  Beginning of year                                           2,142,034    2,625,887       351,808         374,558       41,143,944
                                                            -----------   ----------      --------     -----------     ------------
  End of year                                               $26,509,947   $5,055,048      $ 64,831     $ 8,559,712     $143,565,079
                                                            ===========   ==========      ========     ===========     ============

The accompanying notes are an integral part of this financial statement.

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1:  DESCRIPTION OF PLAN

The following description of the UDS 401(k) Retirement Savings Plan (the Plan), formerly the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan, provides only general information. Participants should refer to the Plan agreement, effective January 1, 1998, for a more complete description of the Plan's provisions.

Plan Merger
Effective January 1, 1998, the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan was merged into the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan. Effective April 1, 1998, the Total Petroleum, Inc. Tax Reduction Thrift Plan and the Total Petroleum, Inc. Retail Thrift Plan were also merged into the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan. Effective January 1, 1998, the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan was renamed the UDS 401(k)
Retirement Savings Plan.

Effective December 31, 1998, Ultramar Energy Inc. U.S. Savings Incentive Plan merged with the Plan.

From January 1, 1998 through March 31, 1998, participants' accounts included in the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan continued to be processed by CG Trust Company. Participant account balances were transferred from CG Trust Company and Fidelity Management Trust Company to Vanguard Fiduciary Trust Company's investment funds with similar investment objectives on March 31, 1998. These transfers into the Plan are included in Asset transfers in from other plans in the accompanying Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1998. Participants were allowed to transfer their account balances to other funds within the Plan subsequent to the merger of the plans.

General

The Plan is a defined contribution plan covering all eligible employees of Ultramar Diamond Shamrock Corporation (the Company). Eligible employees include all non-union employees and certain union employees who have completed one year of service and who are at least 21 years old (18 years old after December 31, 1998). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company is the Sponsor of the Plan. The Plan is administered by the Employee Benefits Committee (the Administrator) which consists of at least three members appointed by the Chief Executive Officer of the Company. The trustee and recordkeeper of the Plan is Vanguard Fiduciary Trust Company.

Contributions

Participants can contribute from 1% to 15% of their compensation, as defined in the Plan. In addition, rollover contributions may be made by any employee, including any employee who is not yet eligible to participate in the Plan. Effective January 1, 1998, the Company will contribute $0.60 for every $1.00 of the participant's contribution up to 6% of compensation. The Company matching contributions are invested in the same investment fund(s) and in the same proportion as the participant's current investment options.

The Company may make discretionary Company contributions to the Plan for a Plan year, subject to certain limitations. For the years ended December 31, 1998 and 1997, the Company did not make additional discretionary Company contributions to the Plan.

The Internal Revenue Code (IRC) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. For 1998 and 1997, this limit was $10,000 and $9,500, respectively.

Participant Accounts

Each participant's account is valued on a daily basis and is equal to the participant's and the Company's contributions plus investment income less benefits paid to the participant, loans, and administrative expenses of the Plan.

Vesting

Participants vest immediately in their contributions, rollover contributions and actual earnings thereon. Participants become 100% vested in Company matching and discretionary contributions and related earnings after five years of service. However, a participant will be vested in 100% of his account balance upon his death, disability, attainment of Normal Retirement Age, as defined in the Plan, termination or partial termination of the Plan or a change in control, as defined in the Plan.

A participant who as of December 31, 1997 participated in the Ultramar Diamond Shamrock Corporation U.S. Savings Incentive Plan is 100% vested in his account balance under the Plan. A participant who as of March 31, 1998 participated in the Total Petroleum, Inc. Tax Reduction Thrift Plan or the Total Petroleum, Inc. Retail Thrift Plan is 100% vested in his account balance under the Plan. A participant who as of December 31, 1997 participated in the Ultramar Diamond Shamrock Corporation 401(k) Retirement Savings Plan and in the National Convenience Stores, Incorporated Profit Sharing Plan immediately before the merger of these two plans, with three or more years of vesting service as of July 1, 1996, is 100% vested in his account balance. A participant who as of December 31, 1998 participated in the Ultramar Energy Inc. U.S. Savings Plan is vested 100% in his account balance.

Investment Options

During the year ended December 31, 1998, participants were able to allocate their contributions and transfer existing account balances among the following investment options:

    -- Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

    -- Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

    -- Vanguard International Value Fund seeks to provide long-term growth of capital and income by investing in a diversified group of large and medium-sized companies based outside of the United States.

    -- Vanguard Long-Term Corporate Fund seeks to provide a high and sustainable level of interest income by investing primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

    -- Vanguard PRIMECAP Fund seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

    -- Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

    -- Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

    -- Vanguard Wellington Fund seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

    -- Vanguard Windsor II Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

    -- Vanguard Money Market Reserves seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S.
       government, and federal agencies.

    -- Vanguard Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. The contracts are fully benefit responsive and are recorded at fair value. The average yield for the year ended December 31, 1998 was 6.15%. The crediting interest rate as of December 31, 1998 and 1997 was 5.93% and 6.23%, respectively.

    -- Self-Directed   Investments   are  used  to  account  for   participants'
       self-directed investments attributable to rollover contributions from designated prior plans. Current participants, excluding those participants from the prior plan with this provision, are not able to contribute to self-directed investments as an investment election.

    -- Ultramar Diamond Shamrock Corporation Common Stock Fund seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. This fund is a unitized fund that includes stock and cash. The fund had 883,378 units and 12,230 units at December 31, 1998 and 1997, respectively. Net asset value at December 31, 1998 and 1997 was $9.58 and $12.65, respectively.

From January 1, 1998 through March 31, 1998, participants previously in the Ultramar Diamond Shamrock 401(k) Retirement Savings Plan allocated their contributions among the Ultramar Diamond Shamrock Corporation Common Stock Fund and the following investment options:

    -- CIGNA Fixed Income Account invests in long-term fixed income  securities, such as corporate bonds and commercial mortgages. The principal and net credit interest are fully guaranteed by Connecticut General Life Insurance Company (CIGNA). The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administration expenses.

    -- CIGNA Lifetime Funds - These five groups of funds are established by age of investor. They are invested primarily in common stocks or other equity securities and various debt instruments. The allocation of investments between fixed income and equity securities for the five groups is generally as follows:

       CIGNA Lifetime 20 Fund  - 20% Fixed, 80% Equity
       ----------------------
       CIGNA Lifetime 30 Fund  - 30% Fixed, 70% Equity
       ----------------------
       CIGNA Lifetime 40 Fund  - 35% Fixed, 65% Equity
       ----------------------
       CIGNA Lifetime 50 Fund  - 45% Fixed, 55% Equity
       ----------------------
       CIGNA Lifetime 60 Fund  - 65% Fixed, 35% Equity
       ----------------------

    -- CIGNA Balanced Account invests in pooled income (bonds), equity (common stock), and cash equivalent (money market) accounts.

    -- Fidelity Advisor Income & Growth Account invests in a diversified portfolio of equity and fixed-income securities.

    -- Fidelity Advisor Growth Opportunities Account invests in common stocks and securities convertible into common stocks.

    -- Fidelity Advisor Strategic Opportunities Account invests in stocks of domestic and foreign companies believed to be involved in special situations, such as technological advances or discoveries.

    -- INVESCO  Industrial  Income  Account  invests  in shares  of the  INVESCO
       Industrial Income Fund, a mutual fund of INVESCO Funds Group, Inc.

    -- Twentieth Century Ultra Account invests in common stocks of medium sized companies.

    -- Warburg Pincus Emerging Growth Account invests in a portfolio of equity securities of domestic emerging growth companies.

    -- Warburg Pincus International Equity Account invests in marketable equity securities of non-United States issues. Up to 35% of the Fund's assets may be invested in the securities of companies having their principal business activities in the United States.

    -- CIGNA Stock Market Index Account invests in various investments. This fund's investment objective is to approximate the total return of the S & P 500 Index, thereby providing investors with long-term growth of capital and income. From time to time, this account engages in limited futures transactions. Such transactions are recorded at market value and do not have a material impact on the financial statements of the Plan.

Effective January 1, 1999, the following investment option will be available to participants:

    -- Vanguard  Extended Market Index Fund seeks  long-term  growth of capital.
       Funds are invested in a large sample of stocks that matches certain characteristics of the Wilshire 4500 Equity Index.

Transfers

Plan participants can transfer the balances in any of the investment options on a daily basis.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant may elect a repayment term of up to five years for general purpose loans or up to 10 years for the purchase of a primary residence. The loan is secured by a lien on the participant's vested account balance and bears interest at a reasonable rate as determined by the Administrator. Principal and interest is repaid through payroll deductions. A participant can have only one loan outstanding at any time and must wait three months after paying off a loan before initiating a new loan.

Payment of Benefits

On termination of service, a participant can choose a lump-sum distribution equal to the vested interest of his or her account or can defer receipt of such distribution, depending on the terminated participant's vested account balance. If the vested account balance is less than $5,000, the distribution can not be deferred. If the vested account balance is more than $5,000, the participant can consent to the distribution, or can defer to a later date, not later than the normal retirement date. If the participant takes no action, the distribution is made at normal retirement date. Optional forms of payments are available to certain participants as described in the Plan agreement.

In the event of hardship, participants can elect to withdraw a portion of their vested account balance, subject to tax penalties and the cessation of elective deferral contributions under certain circumstances.

Forfeitures

In the event a participant terminates before becoming 100% vested in the employer contributions, the nonvested employer contribution amounts held in the participant's account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account, the nonvested amounts remaining in the participant's account are treated as a forfeiture. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative costs. During 1998, employer contributions were reduced by approximately $82,000 from forfeited nonvested accounts. At December 31, 1998 and 1997, approximately $159,000 and $62,000, respectively, in unused forfeitures were available for future use under the Plan.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan as of the balance sheet date. The Plan's investment in the collective trust is valued at fair value. Self-directed investments are valued at quoted market prices as of the balance sheet date. Participant loans are valued at cost which approximates fair value. The Company's common stock is valued at its quoted market price as of the balance sheet date.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividend income.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan's method of accounting for the classification of realized gains and losses and unrealized appreciation (depreciation) of investments is in accordance with the rules enacted by the Department of Labor. The computation of realized gains and losses on the sale of investments is based on the fair value (rather than historical cost) of Plan assets at the beginning of the year or at the time of purchase if purchased during the year, compared to the sale price of the investment. The computation of unrealized appreciation (depreciation) of investments is based on the difference, if any, between fair value at the beginning of the year plus current year purchases compared to fair value at the end of the year.

Plan Expenses

The Company pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan.

Risks and Uncertainties

The Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the statements of net assets available for plan benefits.

NOTE 3:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

NOTE 4:  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan continues to qualify and to operate as designated.

NOTE 5:  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies and a trust managed by an affiliate of the Trustee and shares of common stock of the Company. Transactions in these investments qualify as party-in-interest transactions.

NOTE 6:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                           December 31,
                                                                                     1998                1997
                                                                                     ----                ----
Net assets available for plan benefits per the financial statements               $143,565,079        $41,143,944
Amounts allocated to withdrawing participants                                       (1,151,538)           (75,207)
                                                                                  ------------        ------------
Net assets available for plan benefits per the Form 5500                          $142,413,541        $41,068,737
                                                                                  ============        ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                  Year Ended
                                                                                              December 31, 1998

Benefits paid to participants per the financial statements                                       $23,945,850
Add:  Amounts allocated to withdrawing participants at end of year                                 1,151,538
Less:  Amounts allocated to withdrawing participants at beginning of period                          (75,207)
                                                                                                 ------------
Benefits paid to participants per the Form 5500                                                  $25,022,181
                                                                                                 ===========

NOTE 7:  NONEXEMPT TRANSACTION

For the year ended December 31, 1998, the Company failed to remit participant contributions totaling $1,117,220 to the Plan within the required period as specified by applicable Department of Labor regulations. This resulted in a prohibited extension of credit to the Company. This transaction represents a nonexempt transaction.

                                                                     SCHEDULE I

                       UDS 401(k) RETIREMENT SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

                                                                                                               Current
      Identity of Issue                    Description of Issue                                Cost             Value
      -----------------                    --------------------                                ----            --------
*  The Vanguard Group                 Vanguard 500 Index Fund                              $ 18,277,752      $ 20,240,168
*  The Vanguard Group                 Vanguard International Growth Fund                      1,604,698         1,632,828
*  The Vanguard Group                 Vanguard International Value Fund                         813,817           781,985
*  The Vanguard Group                 Vanguard Long Term Corporate Fund                       2,615,410         2,629,504
*  The Vanguard Group                 Vanguard PRIMECAP Fund                                 21,256,293        23,299,306
*  The Vanguard Group                 Vanguard Total Bond Market Index Fund                   3,712,287         3,752,337
*  The Vanguard Group                 Vanguard U.S. Growth Fund                               8,029,758         8,827,344
*  The Vanguard Group                 Vanguard Wellington Fund                               32,314,785        30,377,371
*  The Vanguard Group                 Vanguard Windsor II Fund                               10,621,157         9,964,561
*  The Vanguard Group                 Vanguard Retirement Savings Trust                      26,074,686        26,074,686

*  Ultramar Diamond                   Ultramar Diamond Shamrock Corporation
       Shamrock Corporation             Common Stock Fund                                    11,608,847         8,460,398

*  UDS 401(k) Retirement              Participant loans -
       Savings Plan                     Interest rates range from 7% - 11%                            -         5,055,048

Self-directed investments:
 Salomon Smith Barney Inc.            Concert Social Awareness Fund Class A                          **            17,651
 Salomon Smith Barney Inc.            Smith Barney Money Funds                                    6,924             6,924
 Salomon Smith Barney Inc.            Smith Barney Appreciation Fund                                 **            16,078
 Salomon Smith Barney Inc.            Government Backed Trust CL T-1                                 **             8,065
 Salomon Smith Barney Inc.            Government Backed Trust CTF                                    **             7,134
 Salomon Smith Barney Inc.            Government Trust CTF CL 3-C-REG                                               8,979
                                                                                       ----------------  ----------------
                                                                                                     **
                                                                                                  6,924            64,831
                                                                                       ----------------   ---------------

                                                                                           $136,936,414      $141,160,367
                                                                                       ================      ============

*    Parties-in-interest to the Plan.
**   Historical cost information is not available.

                                                                     SCHEDULE II

                       UDS 401(k) RETIREMENT SAVINGS PLAN

            Line 27b - Schedule of Loans or Fixed Income Obligations
                                December 31, 1998

                                               Amount Received During      Unpaid
                                  Original         Reporting Year        Balance at                               Amount Overdue
         Identity and              Amount          --------------          End of                                 --------------
      Address of Obligor          of Loan     Principal     Interest        Year       Description of Loan    Principal     Interest
      ------------------          -------     ---------     --------        ----       -------------------    ---------     --------
David J. Biederstadt                                                                  Loan made 4/8/93
354 E. 32nd St.                                                                       bears interest at
Loveland, CO  80538              $ 3,300.00     $ 0.00        $ 0.00     $   101.49   7.00% per year.          $  101.49     $  0.59

Charlotte I. Looper                                                                   Loan made 7/21/95
8728 Rambling Road                                                                    bears interest at
Oklahoma City, OK 73132            8,000.00       0.00          0.00       5,872.68   10.00% per year.          1,126.40      403.42

Patricia Hutchinson                                                                   Loan made 9/25/98
207 Morningside                                                                       bears interest at
League City, TX  77573             2,156.97       0.00          0.00       2,156.97   10.50% per year.             76.66       51.50

Charles R. Sayles                                                                     Loan made 12/12/96
PO Box 288                                                                            bears interest at
Azle, TX  76098                   12,556.00       0.00          0.00      10,212.80   9.25% per year.           1,906.45      711.35

James Satterfield                                                                     Loan made 9/9/94
RR19 Box 2675                                                                         bears interest at
Texarkana, AR  71854               8,000.00     766.43         18.57         194.55   8.25% per year.             194.55        1.34

                                                                    SCHEDULE III

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions **
                          Year Ended December 31, 1998

                                                                                                    Current Value
                                                                                      Historical     of Asset on      Net
   Identity of                                           Purchase       Selling        Cost of       Transaction      Gain
  Party Involved          Description of Asset            Price          Price          Asset            Date        (Loss)
  --------------          --------------------            -----          -----          -----            ----         ----
Single Transactions:
The Vanguard Group *      Vanguard PRIMECAP
                            Fund                        $25,455,178      N/A          $25,455,178    $25,455,178       N/A

The Vanguard Group *      Vanguard Total Bond
                            Market Index Fund             3,129,316      N/A            3,129,316      3,129,316       N/A

The Vanguard Group *      Vanguard Wellington
                            Fund                         20,342,847      N/A           20,342,847     20,342,847       N/A

The Vanguard Group *      Vanguard Wellington
                            Fund                          2,726,483      N/A            2,726,483      2,726,483       N/A

The Vanguard Group *      Vanguard Windsor II
                            Fund                         10,958,769      N/A           10,958,769     10,958,769       N/A

The Vanguard Group *      Vanguard Retirement
                            Savings Trust                20,991,610      N/A           20,991,610     20,991,610       N/A

Connecticut General       Fidelity Advisor Income
  Life Insurance            And Growth Account            N/A          $6,485,360       4,721,887      6,485,360    $1,763,473
  Company *

Connecticut General       Fidelity Advisor Growth
  Life Insurance            Opportunities Account         N/A           5,150,389       3,532,036      5,150,389     1,618,353
  Company *

Connecticut General       Fidelity Advisor
  Life Insurance          Strategic                       N/A           3,859,191       2,710,482      3,859,191     1,148,709
  Company *                 Opportunities Account

Connecticut General       Warburg Pincus
  Life Insurance            Emerging Growth
  Company *                 Account                       N/A           2,622,969       1,954,765      2,622,969       668,204

Ultramar Diamond          Ultramar Diamond
  Shamrock                  Shamrock Corporation
  Corporation*              Stock Fund                   12,208,652      N/A           12,208,652     12,208,652       N/A

                                                       SCHEDULE III (Continued)

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions **
                          Year Ended December 31, 1998
                                                                                                    Current Value
                                                                                      Historical      of Asset on     Net
   Identify of                                           Purchase       Selling         Cost of       Transaction     Gain
  Party Involved          Description of Asset            Price          Price           Asset            Date       (Loss)
  --------------          --------------------            -----          -----           -----            ----        ----
Series of Transactions:
The Vanguard Group *      Vanguard 500 Index Fund       $14,024,669      N/A          $14,024,669    $14,024,669       N/A

The Vanguard Group *      Vanguard 500 Index Fund         N/A         $11,277,065      10,826,270     11,277,065      $450,795

The Vanguard Group *      Vanguard International
                            Growth Fund                   2,236,731      N/A            2,236,731      2,236,731       N/A

The Vanguard Group *      Vanguard International
                            Growth Fund                   N/A             598,783         631,949        598,783       (33,166)

The Vanguard Group *      Vanguard Long-Term
                            Corporate Fund                3,279,245      N/A            3,279,245      3,279,245       N/A

The Vanguard Group *      Vanguard Long-Term
                            Corporate Fund                N/A           2,154,562       2,148,682      2,154,562         5,880

The Vanguard Group *      Vanguard PRIMECAP
                            Fund                         29,147,914      N/A           29,147,914     29,147,914       N/A

The Vanguard Group *      Vanguard PRIMECAP
                            Fund                          N/A           7,602,016       7,888,937      7,602,016      (286,921)

The Vanguard Group *      Vanguard Total Bond
                            Market Index Fund             6,342,300      N/A            6,342,300      6,342,300       N/A

The Vanguard Group *      Vanguard Total Bond
                            Market Index Fund             N/A           2,650,663       2,630,528      2,650,663        20,135

The Vanguard Group *      Vanguard U.S. Growth
                            Fund                          7,284,159      N/A            7,284,159      7,284,159       N/A

The Vanguard Group *      Vanguard U.S. Growth
                            Fund                          N/A           2,907,279       2,803,903      2,907,279       103,376

The Vanguard Group *      Vanguard Wellington
                            Fund                         28,852,823      N/A           28,852,823     28,852,823       N/A

The Vanguard Group *      Vanguard Wellington
                            Fund                          N/A           7,846,716       7,883,926      7,846,716       (37,210)

                                                        SCHEDULE III (Continued)

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions **
                          Year Ended December 31, 1998

                                                                                                    Current Value
                                                                                      Historical      of Asset on     Net
      Identity of                                        Purchase       Selling         Cost of       Transaction     Gain
     Party Involved       Description of Asset            Price          Price           Asset            Date       (Loss)
     --------------       --------------------            -----          -----           -----            ----        ----
Series of Transactions (continued):
The Vanguard Group *      Vanguard Windsor II
                            Fund                        $14,037,242      N/A          $14,037,242    $14,037,242       N/A

The Vanguard Group *      Vanguard Windsor II
                            Fund                          N/A         $3,195,465        3,414,388      3,195,465   $  (218,923)

The Vanguard Group *      Vanguard Money
                            Market Reserves               1,889,564      N/A            1,889,564      1,889,564       N/A

The Vanguard Group *      Vanguard Money
                            Market Reserves               N/A          7,237,538        7,237,538      7,237,538             -

The Vanguard Group *      Vanguard Retirement
                            Savings Trust                40,539,198      N/A           40,539,198     40,539,198       N/A

The Vanguard Group *      Vanguard Retirement
                            Savings Trust                 N/A         16,597,712       16,597,712     16,597,712             -

Connecticut General       Fidelity Advisor Income
  Life Insurance            and Growth Account              439,552      N/A              439,552        439,552       N/A
  Company *

Connecticut General       Fidelity Advisor Income
  Life Insurance            and Growth Account            N/A          6,752,721        4,922,922      6,752,721     1,829,799
  Company *

Connecticut General       Fidelity Advisor Growth
  Life Insurance            Opportunities Account           618,840      N/A              618,840        618,840       N/A
  Company *

Connecticut General       Fidelity Advisor Growth
  Life Insurance            Opportunities Account         N/A          5,287,601        3,630,478      5,287,601     1,657,123
  Company *

Connecticut General       Fidelity Advisor
  Life Insurance          Strategic                         330,844      N/A              330,844        330,844       N/A
  Company *                 Opportunities Account

Connecticut General       Fidelity Advisor
  Life Insurance          Strategic                       N/A          4,045,292        2,851,598      4,045,292     1,193,694
  Company *                 Opportunities Account

                                                        SCHEDULE III (Continued)

                                                  UDS 401(k) RETIREMENT SAVINGS PLAN

                                           Line 27d - Schedule of Reportable Transactions **
                                                     Year Ended December 31, 1998

                                                                                                    Current Value
                                                                                      Historical      of Asset on     Net
      Identity of                                        Purchase       Selling         Cost of       Transaction     Gain
     Party Involved       Description of Asset            Price          Price           Asset            Date       (Loss)
     --------------       --------------------            -----          -----           -----            ----        ----
Series of Transactions (continued):
Connecticut General       Warburg Pincus
  Life Insurance            Emerging Growth
  Company *                 Account                      $  321,463      N/A           $  321,463     $  321,463       N/A

Connecticut General       Warburg Pincus
  Life Insurance            Emerging Growth
  Company *                 Account                       N/A         $2,849,386        2,138,517      2,849,386      $710,869

Ultramar Diamond          Ultramar Diamond
  Shamrock                  Shamrock Corporation
 Corporation *              Stock Fund                    2,506,905      N/A            2,506,905      2,506,905       N/A

Ultramar Diamond          Ultramar Diamond
  Shamrock                  Shamrock Corporation
 Corporation *              Stock Fund                    N/A          2,776,343        3,437,021      2,776,343      (660,678)

*    Represents a party-in-interest.

** Single transaction or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. The purchase price and selling price are net of related transaction expense.

                                                                    SCHEDULE IV

                       UDS 401(k) RETIREMENT SAVINGS PLAN

                  Line 27e - Schedule of Nonexempt Transactions
                          Year Ended December 31, 1998



                             Relationship to plan,
    Identity of               employer or other
    party involved              party-in-interest          Description of transactions         Amount        Interest
    --------------           ---------------------         ---------------------------         ------        --------
Ultramar Diamond               Employer                    Participant contributions were
  Shamrock Corporation                                     not remitted to the Plan in a
                                                           timely manner:

                                                           Deemed loan:  June 20, 1998
                                                           Remitted:  June 23, 1998            $1,117,220     $979

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized as of June 25, 1999.


UDS 401(k) Retirement Savings Plan

By:  /s/     Penelope Viteo
             Penelope Viteo
             Member, Employee Benefits Committee and
             Vice President, Ultramar Diamond Shamrock Corporation